FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on payment of interests due on certain corporate bonds issued by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on December 19, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company will pay the interest accrued between December 25, 2007 and December 24, 2008 on the first tranche of the corporate bonds issued by the Company for 2007 (the “Bonds”).  The Bonds consist of: (1) five-year term bonds with principal amount equal to RMB 1 billion and a fixed interest rate of 5.67% per annum, (2) seven-year term bonds with principal amount equal to RMB 1.7 billion and a fixed interest rate of 5.75% per annum, and (3) ten-year term bonds with principal amount equal to RMB 3.3 billion and a fixed interest rate of 5.90%.  The Bonds have been listed and traded on the Shanghai Stock Exchange on and from January 15, 2008.  The interest accrued on the Bonds between December 25, 2007 and December 24, 2008 will be paid on December 25, 2008 to the holders of the Bonds whose name appears on the register thereof maintained by the China Securities Depository and Clearing Corporation Limited, Shanghai Branch, after close of trading on the Shanghai Stock Exchange on December 24, 2008.  Payment to individual holders is subject to a withholding tax of 20%.

For more information, please see the announcement disclosed by the Company on the website of Shanghai Stock Exchange (http://www.sse.com.cn).

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:
Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
December 19, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

 HUANENG POWER INTERNATIONAL, INC.

                                                                               By  /s/ Gu Biquan

                                                                              Name: Gu Biquan

                                                                              Title:  Company Secretary

Date:    December 19, 2008